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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VALCENT PRODUCTS, INC.

(Name of Issuer)

Common Stock

(Title of Class Securities)

918881103
(CUSIP NUMBER)

March 10, 2008

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  918881103

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NAME HERE: Steve McGuire
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,971,194
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,971,194
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,971,194
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.50%
12	TYPE OF REPORTING PERSON* IN

Item 1.
(a) Name of Issuer:                                                                                                    Valcent Products, Inc.
    (b) Address of Issuer's Principal Executive Offices                                                     789 West Pender St., Suite 1010
                                                  Vancouver, BC  V6C 1H2

Item 2.
(a) Name of Person Filing:                                                                                                Steve McGuire
(b) Address of Principal Business Office or, if none, residence:                                   11573 – 94th Avenue
                      Delta, British Columbia, V4C-7A8
(c) Citizenship:                                                                                                                       Canada
(d) Title of Class of Securities:                                                                                            Common Stock
(e) CUSIP Number:                                                                                                                918881103

Item 3.                 If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing isa:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.                 Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:                                                                                                               1,971,194

(b) Percent of class:                                                                                                            4.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote                                                                              1,971,194

(ii) Shared power to vote or to direct the vote                                                                         0

(iii) Sole power to dispose or to direct the disposition of                                                      1,971,194

(iv) Shared power to dispose or to direct the disposition of                                                 0

Item 5.                 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be thebeneficial owner of more than 5 percent of the class of securities, check the following [X ].

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.  Not Applicable

Item 7.                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By theParent Holding Company or Control Person.  Not Applicable

Item 8.                 Identification and Classification of Members of the Group.  Not Applicable

Item 9                  Notice of Dissolution of Group.  Not Applicable

Item 10.               Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Date:  _March 10, 2008____________________

                                         _/s/___Steve McGuire_______________________
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).